
12062358

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51803

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2011 (MM/DD/YY) AND ENDING 3/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICAP Electronic Broking LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center 1100 Plaza Five
(No. and Street)

Jersey City (City) NJ (State) 07311 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luciano Soldiviero (212)341-9289
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave. (Address) New York (City) NY (State) 10017 (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 25 2012
REGISTRATIONS BRANCH
09

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Luciano Soldiviero, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICAP Electronic Broking LLC, as of March 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Financial Officer

Title

Notary Public


DIANA BARONE
Notary Public
State of New Jersey
My Commission Expires Jul 25, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICAP Electronic Broking LLC

Statement of Financial Condition
March 31, 2012


pwc

ICAP Electronic Broking LLC

Statement of Financial Condition
March 31, 2012

ICAP Electronic Broking LLC
Index
March 31, 2012



Report of Independent Auditors

To the Member of
ICAP Electronic Broking LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of ICAP Electronic Broking LLC ("the Company") at March 31, 2012 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 24, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

ICAP Electronic Broking LLC
Notes to Statement of Financial Condition
March 31, 2012

(dollars in thousands)

Assets	
Cash and cash equivalents	$ 45,566
Cash segregated under federal regulations	11,002
Commissions receivable, net of allowance for doubtful accounts of $526	11,962
Receivable from brokers, dealers and clearing organizations	2,033
Receivable from affiliate	95
Prepaid expenses and other assets	546
Total assets	$ 71,204
Liabilities and Member's Equity	
Liabilities	
Accrued expenses and other liabilities	$ 14,933
Payable to customers	7,700
Payable to brokers, dealers and clearing organizations	4,860
Payable to affiliates	18,364
Total liabilities	45,857
Commitments and contingencies (Note 6)	
Member's equity	25,347
Total liabilities and member's equity	$ 71,204

The accompanying notes are an integral part of this financial statement.

(dollars in thousands)

1. Organization

ICAP Electronic Broking LLC (the "Company") is a Delaware limited liability company. The Company's sole Member is ICAP Securities USA LLC, a subsidiary of ICAP Broking Holdings North America LLC ("IBHNA"). IBHNA has two Members ICAP US Financial Services LLC ("IUFS") and First Brokers Holdings Inc. ("FBHI"). FBHI is a wholly owned subsidiary of IUFS, and IUFS is owned by ICAP North America, Inc ("INAI"), fifty percent directly and the other fifty percent indirectly through ICAP US Investment Company ("IUIC"). IUIC is a wholly owned subsidiary of INAI.

The Company is an indirect wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom that engages principally in money and securities broking throughout the world.

The Company, headquartered in New Jersey, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company operates an electronic inter-dealer trading system primarily for U.S.Treasury and Agency securities, repurchase agreements and mortgage-backed securities. The Company also generates revenue by providing market data to market data distributors.

The Company introduces securities transactions to affiliates for settlement and clearance.

2. Summary of Significant Accounting Policies

The Company's financial statement is prepared in conformity with accounting principles generally accepted in the United States, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(a) Cash and Cash Equivalents

Cash and cash equivalents at March 31, 2012 include approximately $45,537 of short-term highly liquid money market mutual funds. The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. Such cash equivalents are held by two major financial institutions.

(b) Receivables and Payables – Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations consists primarily of clearing fees, commissions and market data fees.

(dollars in thousands)

(c) Doubtful Accounts Allowance

An allowance for doubtful accounts on commissions receivable is maintained at a level that in management's judgment is adequate to absorb potential credit losses.

(d) Off-Balance Sheet Collateral

Certain participants have deposited assets as collateral with the Company which can be pledged or re-pledged by the Company. These assets, which are comprised of US Treasury obligations with a market value of approximately $14,916, are not reflected in the Statement of Financial Condition. As of March 31, 2012, the Company has not pledged or re-pledged any assets.

(e) Income Taxes

The Company is a single member limited liability company which is owned by a partnership, and therefore treated as a disregarded entity pursuant to Treasury Regulation 301.7701-3 for federal income tax purposes. Generally disregarded entities owned by a partnership are not subject to entity level federal or state income taxation and, as such, the Company does not provide for income taxes under ASC 740, Income taxes.

3. Accrued Expenses and Accounts Payable

Accrued expenses and accounts payable at March 31, 2012 include approximately $13,032 of accrued compensation and related expenses, and $1,902 of other accrued expenses.

4. Cash Segregated Under Federal Regulations

Cash in the amount of $8,501 has been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3. The Company computes a proprietary accounts of introducing broker-dealers ("PAIB") reserve, which requires that the Company maintain minimum segregated cash in the amount of total credits per the Reserve Computation. As of March 31, 2012 cash in the amount of $2,501 has been segregated in PAIB reserve account.

5. Receivables from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at March 31, 2012 consist of the following:

(dollars in thousands)

	Receivable		Payable
Clearing fees	$ 830	Commission rebate	$ 3,137
Other	1,203	PAIB payable	1,250
	$ 2,033	Clearing fees	473
			$ 4,860

6. Commitments and Contingencies

Operating Leases

The Company has obligations under various non-cancelable operating leases. Future minimum rental commitments under such leases are as follows:

	Office Leases	Other Leases	Total
Year Ended March 31,			
2013	$ 248	$ 206	$ 454
	$ 248	$ 206	$ 454

Office leases contain escalation clauses whereby the rental commitments may be increased.

The Company has provided an irrevocable letter of credit totaling approximately $264, which is fully collateralized by U.S. Treasury obligations, as security for its office lease.

Legal proceedings

The highly regulated nature of the Company's business means that from time to time it is subject to regulatory enquiries, investigations and other litigations arising from the ordinary course of business.

Such matters are inherently subject to many uncertainties and the Company cannot predict their outcomes. There are no issues which are currently expected to have a material adverse impact on the Company's financial condition. However, the Company can provide no assurance that such actions will not be material to its operating results and cash flows, depending in part upon operating results and cash flows for a particular period.

(dollars in thousands)

7. Transactions with Affiliates

The Company has an affiliated membership in the Fixed Income Clearing Corporation ("FICC") underneath the direct membership of ICAP Securities USA LLC ("USA"). While the Company maintains a separate participant identification with the FICC, all margining is combined at the USA level.

The Company introduces securities transactions to affiliates for clearance and settlement.

The Company entered into an agreement with an indirect wholly owned subsidiary of ICAP plc, whereby the subsidiary provides them with shared occupancy, fixed assets and administrative services (including finance, human resources, operations, legal and electronic data processing functions). At March 31, 2012, $16,218 is payable to an affiliate under this agreement.

Receivable from affiliate is comprised of $95 relating to commissions collected by the affiliate on behalf of the Company.

The Company has payable to affiliates of $100 relating to commissions collected on the affiliates behalf.

Additionally payable to affiliates also includes $2,046 due to ICAP Management Services London (a wholly owned subsidiary of ICAP plc) for shared administrative expenses incurred in the UK, and revenues collected by the Company on behalf of the affiliate.

Amounts receivable from and payable to affiliates are non-interest bearing and due on demand.

8. Income Taxes

The Company is a single member limited liability company which is owned by a partnership; and therefore is a disregarded entity for US income tax purposes. Historically the Company has included tax provisions on its Financial Statements and regulatory filings. During the year ended March 31, 2012 the Company's management reviewed its accounting policies relating to tax provisions. As a result of the review, and pursuant to Treasury Rule 301.7701- 3 management determined that single member limited liability companies owned by a partnership are disregarded entities for income tax purposes and are not subject to an entity-level tax; and therefore the Company is not required to record tax provisions on its Financial Statements or regulatory filings. The Company has determined that the improper recognition of a tax provision in prior years is not material to previously issued financial statements and had no impact to regulatory capital. However, the Company has revised its previously issued financial statements not presented herein.

In lieu of recording an income tax provision, the Company declares and pays regular dividends up to its US taxpaying owner, INAI. The dividends allow INAI to make tax payments attributable

(dollars in thousands)

to the Company's income passed through to INAI. During the year ended March 31, 2012 the Company paid $36,200 in dividends up to INAI to cover taxes attributable to the Company's income.

9. Stock Option Plans

ICAP plc Long Term Incentive Plan
ICAP plc has established the ICAP plc Long Term Incentive Plan ("LTIP") which permits executives to defer 25% of their annual bonus in the form of ICAP plc stock grants. The grants vest in equal installments over a three year period. Fully vested stock grants are eligible for a matching grant to receive an additional 20% grant of the deferred bonus amount. The match grant is contingent upon the continued employment of the executive. At March 31, 2012, the remaining 74,100 stock grants were exercised.

10. Employee Benefits

The Company participates in an affiliate's trusteed profit sharing plan (the "Plan") covering substantially all of its employees, under which Company contributions are made at the discretion of management. The Plan includes a 401(k) provision whereby employees are allowed to contribute a portion of their earnings. On a discretionary basis, the Company matches a portion of the employee contributions. Beginning January 1, 2009, the Company suspended the match portion of the Plan for employees who earn salaries in excess of a certain threshold.

11. Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities that the reporting entity as the ability to access at the measurement date.

Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 – Significant unobservable inputs (including management's own assumptions in determining fair value) for the asset or liability.

The Company's cash and cash equivalents include short-term highly liquid money market mutual funds of $45,537, which are quoted on a national exchange and therefore considered Level 1 assets.

(dollars in thousands)

The Company estimates that the carrying value of its remaining financial instruments recognized on the Statement of Financial Condition (including deposits, receivables and payables), approximates fair value, as such financial instruments are short-term in nature.

ASU 2010-6 "Improving Disclosures about Fair Value Measurements" ("ASU") requires the following disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made; and (2) additional disclosures in the reconciliation of Level 3 activity; including information on a gross basis for purchases, sales issuances and settlements. For the year ended March 31, 2012 the Company did not have any transfers between Levels.

12. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250 or 2% of aggregate debit balance arising from customer transactions, as defined. At March 31, 2012 the Company had net capital of $14,600 which was $14,350 in excess of its required net capital of $250.

The Company is also subject to the reserve requirement for proprietary accounts of introducing broker-dealers (PAIB). The Company has PAIB assets on deposit as collateral for trade settlement with a market value of approximately $1,349 which are not recorded on the Company's Statement of Financial Condition (Note 2).

13. Financial Instruments with Off-Balance-Sheet Risk

The Company acts as an intermediary to execution of transactions between undisclosed principals. Even though the Company introduces such transactions to affiliates for clearance and settlement, the clearing firm may look to the Company to meet obligations incurred if either counterparty does not perform. A majority of the Company's customers are netting members of the Government Securities Division of the FICC. The Company does not anticipate non-performance by counterparties in the above situation and seeks to control such credit risk by allowing system access to counterparties that meet minimum credit requirements and monitoring the credit standing of all counterparties with which it conducts business.

The contractual amount of purchase and sale transactions for the Company at March 31, 2012 was approximately $186,873 for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have settled in the following month.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims

(dollars in thousands)

that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

14. Regulatory Developments

Recently enacted and potential further financial regulatory reforms could have a significant impact on the Company's business, financial condition and results of operations. The Dodd-Frank Wall Street Reform and Consumer Protection Act ("the Dodd-Frank Act") is expected to have a broad impact on the financial services industry, including significant regulatory and compliance changes. Many of the requirements called for in the Dodd Frank Act will be implemented over time and most will be subject to implementing regulations over the course of several years. Given the uncertainty associated with the manner in which the provisions of Dodd Frank will be implemented by the various regulatory agencies and through regulation; the full extent of the impact such requirements will have on the Company's operation is unclear.

Key to the financial reform of the financial OTC derivatives markets are the rules governing derivatives registration, trading and clearing. The purpose of the rule is to improve transparency, risk management, capital and margin requirements. The Company continues to engage with industry peers and regulators on the aspects of open and fair access to markets, the functioning of interdealer brokers ("IDBs") in these markets and capital requirements. Overall, it is still unclear how structural reforms will impact IDBs, their customers or their counterparties. Therefore the Company will continue to remain engaged with its industry peers and regulators in the formulation of final regulation.

15. Subsequent Events

The Company has performed an evaluation of subsequent events through May 24, 2012. There have been no subsequent events that occurred during this period that would require recognition in the financial statement or disclosure as of March 31, 2012 or for the year then ended.


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